SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 0-33207

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Great Plains Energy Incorporated Cash or Deferred Arrangement (Employee Savings Plus Plan) (hereinafter referred to as "Plan")

	B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Great Plains Energy Incorporated 1201 Walnut Kansas City, Missouri 64106-2124

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes at the End of Year	10

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions	11

Note:	Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

EXHIBITS

Exhibit No.	Description

23	Consent of Independent Auditors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the Great Plains Energy Incorporated Cash or Deferred Arrangement ("Employee Savings Plus") Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of Great Plains Energy Incorporated Cash or Deferred Arrangement ("Employee Savings Plus") (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

Kansas City, Missouri

June 18, 2004

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments (Note 3)	$218,211,378	$162,505,347

Receivables:
Employer contributions	139,440	129,621
Employee contributions	519,359	450,083

Total receivables	658,799	579,704

Cash	18,069	61,452

NET ASSETS AVAILABLE FOR BENEFITS	$218,888,246	$163,146,503

See notes to financial statements.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$45,331,162
Interest	2,544,127
Dividends	5,208,500
Contributions:
Employer contributions	3,067,252
Employee contributions	11,199,044

Total additions	67,350,085

DEDUCTIONS:
Benefits paid to participants	11,365,388
Dividend distributions	241,754
Expenses Paid	1,200

Total deductions	11,608,342

INCREASE IN NET ASSETS	55,741,743

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	163,146,503

End of year	$218,888,246

See notes to financial statements.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED
ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003
____________________________________________________________________________

1. PLAN DESCRIPTION

The following description of the Great Plains Energy Incorporated Cash or Deferred Arrangement ("Employee Savings Plus") (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering all full time and part time management and full time bargaining unit employees of Kansas City Power & Light Company, sponsored by Great Plains Energy Incorporated (the "Company"). The Plan provides that employees are immediately eligible to make elective contributions to the Plan. The Company serves as the administrator of the Plan and United Missouri Bank, N.A. ("UMB") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective June 1, 2002, eligible employees of Home Services Solutions Inc. and Worry Free Service, Inc. began participation in the Plan.

An Employee Stock Ownership Plan ("ESOP") component was added to the Plan on January 1, 2002. The ESOP component consists of the portion of the Plan that is invested in Great Plains Energy Incorporated common stock. Adding this component gives participants the option of receiving a direct cash distribution of any dividends paid on such stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, their Company match accounts. Dividends paid on Company stock will be automatically reinvested, unless the cash distribution was elected.

Contributions - Each year participants may contribute between 2% and 15% of their annual compensation as defined in the Plan. Effective January 1, 2002, participants may contribute between 2% and 40% of their annual compensation as defined in the Plan. Effective January 1, 2003, the Plan was amended to allow any participant who has attained age 50 and who elects to make the maximum level of elective contributions, as defined by the Plan, may elect to make a catch-up contribution. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants are eligible for a matching contribution after completing one year of service. The Company contributes 50% of the employee's elective contribution, not to exceed 3% of annual compensation, as defined in the Plan. The matching contribution is invested directly in the Great Plains Energy Incorporated Stock Fund although participants who have attained the age of 52 may transfer funds in their company-match account to another investment fund offered by the Plan. Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and charged with an allocation of administrative expenses as applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company matching contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is partially vested after two years and 100 percent vested after six years of credited service. Participants who retire after age 55, die or become totally or permanently disabled while an employee of the Company are considered 100% vested in the Company matching contributions, regardless of their length of service.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates equal to prime plus 2%. Principal and interest is paid ratably through semi-monthly payroll deductions. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the purchase of a participant's primary residence which has a maximum of fifteen years.

Payment of Benefits - Participants who leave the Company as a result of termination, retirement, or permanent disability may receive the vested interest in their account in one lump-sum payment or in a series of monthly or annual installments over a period of not longer than five years, rollover their account to another trustee or elect to defer distribution until age 62 or retirement, whichever is later. Upon death, distributions will be made to beneficiaries in a lump sum or in monthly or annual installments over a period of no more than three years.

Forfeited Accounts - At December 31, 2003 forfeited nonvested accounts totaled $310. These accounts will be used to reduce employer contributions. Also, during 2003, employer contributions were reduced by $19,443 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefits payments to participants are recorded upon distribution.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002 are as follows:
	December 31,
	2003	2002
Great Plains Energy Incorporated Stock Fund, 3,126,800 and 3,119,261 shares, respectively (includes both nonparticipant-directed and participant-directed funds)	$99,494,791	$71,368,694
Fidelity Magellan Fund, 411,183 and 399,814 shares, respectively	40,189,028	31,569,317
Fidelity Puritan Fund, 1,015,901 and 923,261 shares, respectively	18,763,699	14,578,294
Fidelity Managed Income Portfolio, 17,178,135 and 14,236,680 shares, respectively	17,178,135	14,236,680
Fidelity Securities Fund OTC Portfolio, 373,487 and 342,833 shares, respectively	12,127,131	8,197,125

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $45,331,162 as follows:
Mutual funds	$17,500,330
Common stock	27,830,832

45,331,162

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2003 and 2002, and for the year ended December 31, 2003. The stock fund is considered to be nonparticipant-directed for purposes of this disclosure as the participant-directed and non-participant-directed amounts cannot be separately determined.
	2003	2002
Net Assets - Great Plains Energy Incorporated Stock Fund	$99,494,791	$71,368,694

Year Ended December 31, 2003

Changes in Net Assets:

Contributions	$3,107,641
Dividends	5,208,500
Interest	891
Dividend distributions	(241,754)
Net appreciation in fair value of investments	27,830,832
Benefits paid to participants	(1,225,801)
Transfers to participant-directed investments	(12,011,239)
Transfers from participant-directed investments	5,457,027

$28,126,097

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of a money market fund and shares of Company stock managed by UMB Bank, N.A. UMB Bank, N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in their Company matching contributions.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 4, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. SUBSEQUENT EVENTS

Effective January 20, 2004, UMB shall be removed as trustee of the Plan and Marshall & Ilsley Trust Co., N.A. is the appointed trustee.

Effective January 2, 2004, the balances of the accounts of all participants in the KLT, Inc. 401(k) Plan and Trust will be transferred to this Plan due to the merger of the KLT, Inc. 401(k) Plan and Trust into this Plan.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Great Plains Energy Incorporated Stock Fund	Common stock	$$77,117,770	$99,494,791
	Fidelity Magellan Fund	Mutual Fund	**	40,189,028
	Fidelity Puritan Fund	Mutual Fund	**	18,763,699
	Fidelity Managed Income Portfolio	Money Market Fund	**	17,178,135
	Fidelity Securities Fund OTC Portfolio	Mutual Fund	**	12,127,131
	Fidelity Securities Fund Blue Chip Growth Fund	Mutual Fund	**	8,060,226
	Fidelity Overseas Fund	Mutual Fund	**	3,803,445
	Fidelity Charles Street Trust Asset Manager	Mutual Fund	**	2,830,784
	Fidelity Commonwealth Trust Intermediate Bond Fund	Mutual Fund	**	2,762,356
	Fidelity Devonshire Trust Mid-Cap Stock Fund	Mutual Fund	**	1,805,772
	Fidelity Institutional Investors Trust Freedom 2020 Fund	Mutual Fund	**	1,368,578
	Fidelity Institutional Investors Trust Freedom 2030 Fund	Mutual Fund	**	938,750
	Fidelity Institutional Investors Trust Freedom Income Fund	Mutual Fund	**	488,389
	Fidelity Institutional Investors Trust Freedom 2010 Fund	Mutual Fund	**	1,176,828
	Fidelity Institutional Investors Trust Freedom 2000 Fund	Mutual Fund	**	508,197
	Fidelity Aberdeen Street Trust Freedom 2040 Trust	Mutual Fund	**	279,753
*	UMB Bank, N.A. Money Market Account	Money Market Fund	**	310
*	Participant Loans	Participant loans (maturing 2004 to 2018 at interest rates of 6% to 12%)		6,435,206

				218,211,378

*	Represents party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)	(f)	(g)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)

SINGLE TRANSACTIONS
		None

SERIES TRANSACTION

* UMB Bank, n.a.	Great Plains Incorporated Stock Fund
	(330 purchases)	$13,710,144			$13,710,144
	(470 sales)		$12,187,569	$10,648,173		$1,539,396

* UMB Bank, n.a.	Money Market Account
	(164 purchases)	$13,194,585			$13,194,585
	(320 sales)		$13,195,890	$13,195,890

* Includes both participant-directed and nonparticipant-directed funds.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Employee Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
EMPLOYEE SAVINGS PLUS PLAN

By:	/s/Andrea F. Bielsker

Andrea F. Bielsker

By:	/s/John J. DeStefano

John J. DeStefano

By:	/s/William G. Riggins

William G. Riggins

June 25, 2004